Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

TABLE OF CONTENTS

1:	Core Business	1

2:	Highlights	1

3:	Outlook and Strategy	4

4:	Overview of Financial Results	5

5:	Mines and Development Projects	11

6:	Non-GAAP Measures	23

7:	Liquidity and Capital Resources	28

8:	Capitalization	30

9:	General and Administrative Expenses	31

10:	Foreign Exchange	32

11:	Investment Income (Loss) and Interest Expense	33

12:	Investments	33

13:	Income Taxes	33

14:	Derivatives	35

15:	Contractual Commitments	37

16:	Contingencies	37

17:	Off-Balance Sheet Arrangements	37

18:	Gold and Copper Markets	37

19:	Exploration and Development	38

20:	Risks and Uncertainties	40

21:	Critical Accounting Policies and Estimates	41

22:	International Financial Reporting Standards Changeover Plan	41

23:	Controls and Procedures	42

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(United States Dollars unless otherwise specified and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”))

A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.             CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian based gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metals production, development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, and Mexico.

The Company plans to continue to build on its existing production base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.             HIGHLIGHTS

Financial

Third Quarter

•                  Net earnings of $60.8 million or $0.08 per share.

•                  Adjusted Earnings of $88.3 million or $0.12 per share:

For the three months ended September 30,
(In millions of United States Dollars)	2009	2008
Net earnings	$60.8	$150.2
Stock-based compensation	1.8	—
Foreign exchange gain including discontinued operations	(6.7)	(45.1)
Unrealized loss (gain) on derivatives including discontinued operations	21.0	(138.9)
Future income tax expense on foreign currency translation of inter-company debt	18.9	(33.4)
Write-off of assets and other non-recurring adjustments	—	72.2
Adjusted Earnings before income tax effects	95.8	5.0
Income tax effect of adjustments	(7.5)	26.5
Adjusted Earnings	$88.3	31.5

•                  Revenues of $333.2 million, a 50% increase from the comparative quarter of 2008.

•                  Cash flow from continuing operations before changes in non-cash working capital of $167.9 million and cash flow from continuing operations after changes in non-cash working capital of $144.4 million.

•                  Mine operating earnings of $136.4 million.

•                  Gross margin from continuing operations of 61% improved from 43% of the third quarter of 2008 (approximately 55% improvement on a per GEO basis).

•                  Closing of the first part of the sale of non-core assets for initial consideration of $84.9 million.

•                  Cash and cash equivalents at September 30, 2009 were $97.5 million, which increased to approximately $130 million at the end of October.

Nine Months

•                  Net earnings of $156.5 million or $0.21 per share.

•                  Adjusted Earnings of $248.4 million or $0.34 per share.

For the nine months ended September 30,
(In millions of United States Dollars)	2009	2008
Net earnings	$156.5	$255.4
Stock-based compensation	7.0	2.6
Foreign exchange gain including discontinued operations	(57.0)	(2.7)
Unrealized loss on derivatives including discontinued operations	102.9	(36.5)
Future income tax expense on foreign currency translation of inter-company debt	54.0	(13.0)
Non-recurring future income tax adjustment	20.6	—
Write-off of assets and other non-recurring adjustments	—	53.3
Adjusted Earnings before income tax effects	284.0	259.1
Income tax effect on adjustments	(35.6)	(1.2)

Adjusted Earnings	$248.4	$257.9

•                  Revenues of $783.5 million.

•                  Cash flow from continuing operations before changes in non-cash working capital of $340.6 million and cash flow from continuing operations after changes in non-cash working capital of $317.0 million.

•                  Mine operating earnings of $283.2 million.

Operational

Third Quarter

•                  Production of 314,707 gold equivalent ounces (“GEO”) for the quarter, including production of 269,191 ounces from continuing operations and 45,516 ounces from discontinued operations. Gold production of 261,789 ounces and silver production of 2.9 million ounces. Silver only is treated as a gold equivalent. The Company applies an average long-term historical gold to silver ratio of 55:1 in the calculation of GEO and uses this solely for quarter-over-quarter comparative purposes only. Production contributions from continuing operations are as follows:

For the three months ended September 30
(In GEO)	2009	2008
Chapada	34,929	35,876
El Peñón	108,054	98,976
Jacobina	30,978	18,519
Minera Florida	25,411	17,345
Fazenda Brasileiro	20,464	23,344
Gualcamayo	39,523	n/a

•                  Quarterly production increases at El Peñón, Jacobina, Minera Florida and Fazenda Brasileiro of 17%, 12%, 11% and 11% respectively, compared with the second quarter of 2009.

•                  Production of  39,523 ounces of gold at Gualcamayo during the first three-month period after completion of commissioning.

•                  Continued improvement and grade reconciliation at El Peñón with production increasing to 108,000 GEO compared with 92,000 GEO in the second quarter and 84,000 GEO in the first quarter.

•                  Co-product cash costs from continuing operations, excluding Alumbrera, of $349 per GEO, 14% lower than the third quarter of 2008, with co-product costs from each  mine as follows:

For the three months ended September 30
(In GEO)	2009	2008
Chapada	$271	$367
El Peñón	$324	$342
Jacobina	$473	$772
Minera Florida	$353	$347
Fazenda Brasileiro	$486	$492
Gualcamayo	$316	n/a

•                  Third quarter co-product cash costs declined at Minera Florida by $61 per GEO and El Peñón by $15 per GEO, or decreases of 15% and 4% respectively, from the second quarter.

•                  Co-product cash costs per pound of copper at Chapada of $1.07 per pound on production of 36.3 million pounds of copper contained in concentrate.

•                  By-product cash costs of $79 per GEO excluding Alumbrera.

Nine Months

•                  Production of 875,763 GEO for the nine-month period, including production of 139,542 ounces from discontinued operations; gold production of 736,369 ounces and silver production of 7.7 million ounces.

•                  Co-product cash costs from continuing operations, excluding Alumbrera, of $350 per GEO.

•                  Co-product cash costs per pound of copper at Chapada of $0.97 on production of 106.9 million pounds of copper contained in concentrate.

•                  By-product cash costs of $195 per GEO excluding Alumbrera.

Development and Exploration

•                  Completed the 20 million tonnes per year expansion at Chapada with the new mine fleet expected to commence operation in the fourth quarter.

•                  Continued to accelerate development work on new veins and exploration efforts in the North Block at El Peñón with grade and throughput improvements anticipated.

•                  Accelerated development activities at QDD Lower West with an update to a previous pre-feasibility study in progress.

•                  Acquired extensive exploration concession, Caiamar, located in Brazil.

•                  Made construction decisions for the development of C1 Santa Luz, Mercedes and the tailings reprocessing project at Minera Florida, for start-up in 2012.

•                  Provided update on Agua Rica in Argentina including optimization initiatives currently underway, continued focus on updating components of the original feasibility study, and evaluating potential strategic partners for development.

•                  Provided exploration update on new area 10 kilometres north of Gualcamayo, Salamanca, where drilling results support Yamana’s view that the area represents an important source of further gold ounces for Gualcamayo.

3.             OUTLOOK AND STRATEGY

The Company remains committed to sustainability, growth, focusing on organic growth, low cash costs and stability of jurisdictions with the objective of predictable and reliable operations and outlook in respect to current operations and as it prepares for the next wave of growth. The Company is focused on its core assets, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

The Company’s production plan is targeting production in the range of 1.05 to 1.1 million GEO in 2009, not including discontinued operations, an increase of 40% over 2008. Yamana is committed to the sustainable production of at least 1.1 million GEO annually and plans to increase this from 2010 onwards.

The Company continues to evaluate the further expansion of its mines and development projects as follows:

	Status	Expected Initial Annual Contribution	Expected Start-date
C1 Santa Luz (i)	Construction decision made	130,000 gold ounces	Production targeted to begin in mid-2012
Mercedes	Construction decision made	120,000 GEO	Production targeted to begin in late-2012
Pilar/Caiamar	Feasibility study underway	Over 100,000 gold ounces	Pending
Ernesto/Pau-a-Pique	Scoping study completed	100,000 gold ounces	Pending
Minera Florida	Advanced plan to process historical tailings; construction decision made	40,000 GEO	Production targeted to begin in early 2012
QDD Lower West	Updated feasibility study expected in 2010	90,000 gold ounces	Pending

(i)  In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces which would accelerate pay-back. Annual production would then average 104,000 ounces of gold per year life of mine.

Agua Rica and other potential development stage projects would provide further growth for Yamana. The Company continues to focus on increasing the value of Agua Rica and is working on a number of optimization initiatives that could have a material positive impact on the project. Agua Rica has received the environmental license early in 2009 and Yamana is now advancing efforts relating to sectoral permits which are expected within 18 months.  The Company has also begun a process for evaluating potential strategic partners for the development of Agua Rica.

The Company continues to focus on exploration to grow the Company to 1.7 million GEO of sustained production in the long-run by identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations.

4.             OVERVIEW OF FINANCIAL RESULTS

Adjusted Earnings were $88.3 million or $0.12 per share for the three-month period and $248.4 million or $0.34 per share for the nine-month period ended September 30, 2009.

Summarized Statement of Operations (i):

	Three months ended		Nine months ended
(in thousands of United States Dollars; unaudited)	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Revenues	$333,179	$221,620	$783,489	$861,531
Cost of sales excluding depreciation, depletion and amortization	(131,357)	(126,851)	(338,152)	(310,899)
Depletion, depreciation and amortization	(64,792)	(36,750)	(160,579)	(131,817)
Accretion of asset retirement obligations	(611)	(781)	(1,601)	(2,980)

Mine operating earnings	136,419	57,238	283,157	415,835

Expenses
General and administrative	(22,983)	(18,155)	(60,885)	(56,337)
Exploration	(6,961)	(5,460)	(13,959)	(12,040)
Other	(2,017)	(767)	(808)	(4,148)

Operating earnings	104,458	32,856	207,505	343,310

Other business (expenses) income	3,015	(39,070)	7,368	(60,436)
Foreign exchange gain (loss)	15,126	45,764	87,820	491
Realized gain (loss) on derivatives	(3,562)	(23,671)	27,849	(66,437)
Unrealized (loss) gain on derivatives	(16,853)	140,442	(96,950)	40,081

Earnings from continuing operation before income taxes and equity earnings	102,184	156,321	233,592	257,009

Income tax (expense) recovery	(55,799)	5,922	(94,144)	(29,381)
Equity earnings from Minera Alumbrera	8,061	1,237	18,865	31,756

Earnings from continuing operations	$54,446	$163,480	$158,313	$259,384
Earnings (loss) from discontinued operations (i)	6,377	(13,279)	(1,857)	(3,978)
Net earnings	$60,823	$150,201	$156,456	$255,406

Earnings Adjustments:
Stock-based compensation	1,838	—	7,019	2,570
Foreign exchange loss (gain) including discontinued operations	(6,726)	(45,100)	(56,986)	(2,728)
Unrealized loss (gain) on derivatives including discontinued operations	21,013	(138,930)	102,853	(36,451)
Future income tax expense (recovery) on foreign currency translation of inter-corporate debt	18,933	(33,387)	54,020	(12,963)
Non-recurring future income tax adjustment (ii)	—	—	20,592	—
Write-off of assets and other non-recurring adjustments	—	72,167	—	53,297

Adjusted Earnings before income tax effects	$95,881	$4,951	$283,954	$259,131

Income tax effect of adjustments	(7,541)	26,553	(35,545)	(1,201)

Adjusted Earnings (iii)	$88,340	$31,504	$248,409	$257,930

Basic earnings per share	$0.08	$0.21	$0.21	$0.37
Diluted earnings per share	$0.08	$0.21	$0.21	$0.36
Adjusted Earnings per share (iii)	$0.12	$0.05	$0.34	$0.38

(i)

Due to the sale agreement of San Andrés, São Vicente and São Francisco mines, the results of those mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)

Non-recurring and non-cash tax adjustment on the revaluation of future income tax liabilities related to the excess purchase price of the Meridian Gold Inc. acquisition in respect to the mineral interests in Chile.

(iii)

A cautionary note regarding non-GAAP measures is included in Section 6 providing a discussion on Adjusted Earnings and its definition. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) writedown of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

For the three months ended September 30, 2009

Adjusted Earnings were $88.3 million or $0.12 per share for the three-month period compared with Adjusted Earnings of $31.5 million or $0.05 per share for the comparative period in 2008. Net earnings for the three months ended September 30, 2009 were $60.8 million or $0.08 basic per share, compared with net earnings of $150.2 million or $0.21 basic per share for the third quarter in 2008.

Adjusted Earnings and net earnings were impacted in the third quarter by a deferred tax provision due to exchange rate movements and adjustments to various tax estimates. This non-cash tax provision impacted the third quarter only and does not impact operating earnings of future periods.

Higher mine operating earnings of $136.4 for the quarter, compared with $57.2 in the third quarter of 2008, were mainly due to increased sales in all metals and higher prices for gold and silver which were partially offset by lower copper prices. The average realized price of copper for the third quarter was 17% lower than the average realized price in the same quarter of 2008. Sales of gold from continuing operations increased by approximately 39% and average realized prices for gold rose by 12%. Revenues were $333.2 million in the quarter compared with $221.6 million for the quarter ended September 30, 2008.

Revenue from non-precious metals represented approximately 30% of total revenues in the third quarter, and will decline as precious metals production increases for the balance of 2009 and thereafter.

Third quarter gross margin on a per GEO basis increased by 55% from that of the same quarter in 2008. Significant contributors to the increase in margin were the El Peñón, Jacobina and Minera Florida Mines as a result of our continued focus on cost control measures and margin maximization. The new Gualcamayo Mine, in its first three months of commercial production, also contributed to the gross margin performance. This is a significant increase compared to a 10% increase in the average spot price for gold for the same period.

The average prices of gold, copper and silver for the third quarter of 2009 and 2008 are:

	Realized Prices		Market Prices
For the quarter ended September 30,	2009	2008	2009	2008
Gold (per oz.)	$962	$861	$961	$872
Copper (per lb.)	$2.74	$3.45	$2.65	$3.48
Silver (per oz.)	$14.97	$14.56	$14.74	$15.09

(The above table includes Alumbrera)

Realized prices compared to market prices for copper may vary due to the timing and frequency of shipments and the final pricing of concentrate in periods subsequent to the recording of the sale.

The average realized price of copper was 2.74 per pound for the quarter, compared with the average realized price of $3.45 per pound in the same quarter of 2008. The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales.

Revenues for the quarter are:

	Quantity		Realized	Revenues
For the quarter ended September 30, 2009	Sold		Price	(in ‘000s)
Gold (i)	248,794	oz.	$962	$239,310
Copper (i)	44,188,874	lbs.	$2.74	120,959
Silver	2,799,101	oz.	$14.97	41,890
Gross revenues				$402,159
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(8,224)
- Sales taxes				(5,410)
- Mark-to-market adjustments				(2,470)
- Metal price adjustments related to concentrate revenues				11,732
- Revenues from discontinued operations				(31,998)
- Revenues related to Alumbrera (ii)				(33,023)
- Other adjustments				414
Revenues				$333,180

(i)                      Includes payable copper and payable gold contained in concentrate from Chapada and Alumbrera.

(ii)                  Alumbrera is accounted for as an equity investment. Revenues related to Alumbrera exclude mark-to-market adjustments on unsettled concentrate sales.

Cost of sales excluding depreciation, depletion and amortization for the quarter was $131.4 million compared with $126.9 million in the third quarter of 2008. The following table provides a reconciliation of the co-product cash costs to the cost of sales of the quarter:

For the quarter ended September 30, 2009	Gold Ounces or Pounds of Copper Sold		Co-product Cash Cost per unit	Total (in’000s)
Chapada – Gold	43,412	oz.	$271	$11,744
Chapada – Copper	36,081,062	lbs.	1.07	38,712
El Peñón (GEO) (i)	106,740	oz.	324	34,584
Jacobina	29,961	oz.	473	14,166
Gualcamayo	31,847	oz.	316	10,068
Minera Florida (GEO) (i)	22,755	oz.	353	8,033
Fazenda Brasileiro	20,124	oz.	486	9,774
São Francisco (iii)	22,825	oz.	847	19,327
São Vicente (iii)	3,504	oz.	776	2,719
San Andrés (iii)(iv)	7,328	oz.	451	3,304
Alumbrera – gold	11,191	oz.	381	4,262
Alumbrera – copper	8,107,812	lbs.	1.52	12,316
Co-product cash cost of sales				$169,009
Add (deduct):
- Inventory and other non-cash adjustments				4,448
- Chapada concentrate treatment and refining charges				(8,224)
- Other commercial costs				7,089
- Overseas freight for Chapada concentrate				2,510
- Alumbrera cash costs (ii)				(16,578)
- Discontinued operations (iii)				(26,897)
Cost of Sales excluding depreciation, depletion and amortization				$131,357

(i)                                  Gold ounces reported are gold equivalent ounces for El Peñón and Minera Florida.

(ii)                              Alumbrera is accounted for as an equity investment.

(iii)                          Adjustment for discontinued operations includes adjustment for non-cash inventory movement.

(iv)                            Data reflects part of the quarter as the sale of San Andrés closed on August 25, 2009.

Depletion, depreciation and amortization and (“DDA”) expense for the quarter was $64.8 million compared with $36.8 million in the third quarter of 2008. The average DDA expense was $216 per GEO and $0.11 per pound of copper sold in the quarter, compared with $180 per GEO and $0.10 per pound of copper sold in the third quarter of 2008.

Other business income for the quarter was $3.0 million, compared with expense of $39.1 million in the third quarter of 2008 that included a write-down of $22.8 million of the Company’s investment in Central Sun Mining Inc. The foreign exchange gain was $15.1 million compared to a gain of $45.8 million in 2008. The reduction in exchange gain was the result of the weakening United States Dollar in the third quarter of 2009 compared to the third quarter of 2008 in the currencies in which the Company’s mines operate.

The Company recorded equity earnings from its 12.5% interest in Alumbrera of $8.1 million for the quarter, compared with $1.2 million attributable to the Company in the quarter ended September 30, 2008. During the quarter, the Company received a total of $25.4 million of cash dividends from Alumbrera.

Net earnings for the quarter include $6.4 million from discontinued operations, which consists of earnings and gains from the São Francisco, São Vicente and San Andrés Mines.

Cash and cash equivalents as at September 30, 2009 were $97.5 million compared to $167.8 million as at December 31, 2008. Consistent with the business plan of the Company, and as the Company had previously indicated, the majority of its build-out would be completed by mid 2009 with a corresponding depletion of available cash. Increases in cash flow would then increase available cash. At the end of October, cash and cash equivalents were approximately $130 million. The cash inflows from operating activities of continuing operations were $144.4 million for the current quarter.

For the nine months ended September 30, 2009

Adjusted Earnings were $248.4 million or $0.34 per share for the nine-month period ended September 30, 2009 compared with $257.9 million or $0.38 per share for the same period in 2008. Net earnings for the nine months ended September 30, 2009 were $156.5 million or $0.21 basic per share, compared with net earnings of $255.4 million or $0.37 basic per share for the same period in 2008. The reduction in net earnings is due to lower mine operating earnings, the absence of unrealized gains on derivatives in 2008 and higher income tax expense.

Mine operating earnings were $283.2 million for the period, compared with $415.8 million in the first three quarters of 2008. Revenues were $783.5 million compared with $861.5 million for the three quarters ended September 30, 2008. The decline in revenues and mine operating earnings was mainly driven by significantly lower average prices for copper and silver in the nine months of 2009 compared to the same period in 2008.

Compared with the three quarters ended September 30, 2008, average realized prices for gold were 4% higher; average realized prices for copper and silver were 39% and 16% lower respectively.

Quarterly Financial and Operating Data (i):

(in thousands of United States Dollars)	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008

Financial results
Revenues (ii)	$333,179	$236,711	$213,600	$87,831
Mine operating earnings (loss)	$136,419	$81,523	$65,180	$(59,686)
Earnings from continuing operations	$54,446	$31,803	$82,466	$219,720
Net Earnings for the period	$60,823	$9,639	$85,993	$179,365
Adjusted Earnings (iv)	$88,340	$95,812	$58,378	$36,630
Cash flow from operating activities of continuing operations	$144,439	$115,824	$56,746	$82,601
Cash flow from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$167,930	$104,635	$68,018	$36,593
Cash flow from (to) investing activities of continuing operations	$(152,161)	$(123,001)	$(104,223)	$(124,612)
Cash flow from (to) financing activities of continuing operations	$(28,212)	$2,559	$(28,726)	$93,540

Per share financial results
Earnings per share from continuing operations
Basic	$0.07	$0.04	$0.11	$0.30
Diluted	$0.07	$0.04	$0.11	$0.30

Earnings per share
Basic	$0.08	$0.01	$0.12	$0.25
Diluted	$0.08	$0.01	$0.12	$0.25

Adjusted Earnings per share
Basic	$0.12	$0.13	$0.08	$0.05
Diluted	$0.12	$0.13	$0.08	$0.05

Financial Position
Cash and cash equivalents	$97,498	$93,102	$91,816	$167,765
Total assets	$9,550,270	$9,421,659	$9,323,552	$9,337,353
Total long-term liabilities	$2,445,613	$2,368,298	$2,347,353	$2,419,639

Production
Commercial GEO - continuing operations (v)	269,191	217,162	205,038	218,069
Commissioning GEO produced — continuing operations (iii)	—	24,347	20,483	—
GEO - discontinued operations (i)	45,516	48,065	45,941	29,885
Total GEO produced	314,707	289,574	271,462	254,774
Total GEO produced excluding 12.5% equity interest in Alumbrera (v)	304,875	273,945	255,717	233,860

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$350	$362	$348	$364

Chapada copper contained in concentrate production (millions of lbs)	36.3	35.6	35.0	36.8
Chapada co-product cash costs per pound of copper	$1.07	$0.91	$0.93	$0.90

Gold Equivalent Ounces Breakdown
Total gold ounces produced	261,789	244,161	230,419	210,620
Commercial gold ounces produced	253,503	211,350	198,796	210,620
Silver ounces produced (millions of ounces)	2.9	2.5	2.3	2.4

Sales
Gold sales (ounces)	255,739	230,273	220,709	186,652
Total commercial gold sales (ounces)	248,794	197,474	194,465	186,652
Total commercial gold sales (ounces) — excluding discontinued operations	215,138	161,388	160,187	152,634
Chapada payable copper contained in concentrate sales (millions of lbs)	36.1	34.2	32.4	30.1
Silver sales (millions of ounces)	2.8	2.4	2.4	2.2
Average realized gold price per ounce (ii)	$962	$922	$906	$789
Average realized copper price per pound (excluding derivative contracts) (ii)	$2.74	$2.06	$1.53	$1.59
Average realized silver price per ounce (ii)	$14.97	$14.03	$12.59	$10.20

(in thousands of United States Dollars)	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007

Financial results
Revenues (ii)	$221,620	$313,081	$326,830	$196,203
Mine operating earnings	$57,103	$170,085	$188,174	$75,303
Earnings from continuing operations	$163,344	$38,069	$57,495	$45,617
Net earnings for the period	$150,199	$42,089	$63,119	$47,109
Adjusted Earnings (iv)	$31,502	$102,702	$134,665	$35,221
Cash flow from operating activities of continuing operations	$56,654	$107,471	$(6,480)	$130,343
Cash flow from operating activities of continuing operations (before changes in non-cash working capital items) (iv)	$100,319	$177,165	$98,915	$23,750
Cash flow from (to) investing activities of continuing operations	$(110,498)	$(128,966)	$(107,146)	$(518,523)
Cash flow from (to) financing activities of continuing operations	$(53,897)	$47,662	$44,060	$601,434

Per share financial results
Earnings per share from continuing operations
Basic	$0.23	$0.05	$0.08	$0.07
Diluted	$0.23	$0.05	$0.08	$0.06

Earnings per share
Basic	$0.20	$0.06	$0.09	$0.07
Diluted	$0.20	$0.06	$0.09	$0.07

Adjusted Earnings per share
Basic	$0.04	$0.14	$0.18	$0.05
Diluted	$0.04	$0.14	$0.18	$0.05

Financial Position
Cash and cash equivalents	$125,635	$238,377	$213,916	$284,894
Total assets	$9,222,513	$10,151,232	$9,929,098	$9,895,924
Total long-term liabilities	$2,616,938	$3,588,874	$3,499,390	$3,469,659

Production
Commercial GEO - continuing operations (v)	205,521	228,210	207,402	200,105
GEO - discontinued operations (i)	29,885	29,288	27,818	29,383
Total GEO produced	235,406	257,498	235,220	229,488
Total GEO produced excluding 12.5% equity interest in Alumbrera	223,945	243,875	218,167	209,092

Co-product cash costs per GEO produced - continuing operations, including 12.5% equity interest in Alumbrera (iv)(v)	$417	$292	$340	$329

Chapada copper contained in concentrate production (millions of lbs)	34.9	36.6	31.0	30.5
Chapada co-product cash costs per pound of copper	$1.19	$0.98	$1.02	$0.78

Gold Equivalent Ounces Breakdown
Total gold ounces produced	189,776	203,057	189,119	194,924
Silver ounces produced (millions of ounces)	2.5	2.8	2.5	1.9

Sales
Gold sales (ounces)	185,381	207,836	201,151	186,306
Total commercial gold sales (ounces) — excluding discontinued operations	154,962	180,703	169,179	157,531
Chapada payable copper contained in concentrate sales (millions of lbs)	33.4	35.2	33.2	28.4
Silver sales (millions of ounces)	2.3	2.9	2.4	1.8
Average realized gold price per ounce (ii)	$861	$893	$937	$795
Average realized copper price per pound (excluding derivative contracts) (ii)	$3.45	$3.81	$3.64	$3.19
Average realized silver price per ounce (ii)	$14.56	$17.20	$17.83	$14.14

(i)

Due to the sale of San Andrés, São Vicente and São Francisco mines, the results of those mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(iii)	Including commissioning gold ounces from Gualcamayo and São Vicente produced or sold.
(iv)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis of Operations and Financial Condition.
(v)

Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an assumed gold to silver ratio which is a three-year historical average and is used and presented solely for quarter-over-quarter comparative purposes only.

5.             MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF OPERATING RESULTS

For the three months ended September 30, 2009

Production from continuing operations of 269,191 GEO for the quarter represented an increase of 31% and 24%, respectively, over the third quarter of 2008 and second quarter of 2009. During the third quarter of 2009, total production of 314,707 GEO increased by 34% over the total production of 235,406 GEO during the third quarter of 2008 and 9% over the total production of 289,574 GEO in the second quarter of 2009.

The Company declared completion of commissioning at the Gualcamayo Mine and capitalization of carrying costs and revenues during commissioning ceased on July 1, 2009. During its first three months of sustainable production, Gualcamayo added 39,523 ounces of gold to the Company’s total production. On a consecutive-quarter basis, this represents a 62% increase over the commissioning gold production in the second quarter.

The Company declared completion of commissioning at the São Vicente Mine effective September 1, 2009.

Copper production of 36.3 million pounds from Chapada for the quarter was 4% higher than the production in the third quarter of 2008. Production of copper concentrate at Chapada also increased by 2% from the same quarter of 2008. Including the attributed production from Alumbrera, total production of copper was 43.9 million pounds and copper concentrate 76,197 tonnes, compared with 44.4 million pounds of copper and 78,454 tonnes of copper concentrate in the three months ended September 30, 2008.

Average co-product cash costs for the three-month period ended September 30, 2009 were $350 per GEO from continuing operations. Average co-product cash costs from production of continuing operations excluding Alumbrera were $349 per GEO.  By-product cash costs for the quarter were $79 per GEO excluding Alumbrera.

Co-product cash costs per pound of copper from Chapada were $1.07 per pound for the period ended September 30, 2009, compared with $1.19 per pound for the period ended September 30, 2008. Lower cash costs reflect a focus on cost control and a more favourable average exchange rate of the United States Dollar versus the Brazilian Real. Co-product cash costs for the three-month period including the Company’s interest in Alumbrera were $1.15 per pound, compared with $1.32 per pound for the third quarter of 2008.

Total production of GEO during the quarter is summarized as follows:

	September 30, 2009	June 30, 2009	September 30, 2008
For the three months ended	Gold Equivalent Ounce (GEO)	Gold Equivalent Ounce (GEO)	Gold Equivalent Ounce (GEO)

Production from:
Continuing operations excluding Alumbrera	259,359	201,533	194,060
Discontinued operations	45,516	48,065	29,885
Alumbrera (12.5% interest)	9,832	15,629	11,461
Commissioning	—	24,347	—
Total production	314,707	289,574	235,406

The following table summarizes the GEO production by mine for the third quarter 2009 with comparatives:

	September 30, 2009		June 30, 2009		September 30, 2008
For the three months ended	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co- product Cash Costs per GEO ($) (i)

Chapada	34,929	271	40,554	260	35,876	367
El Peñón (ii)	108,054	324	92,016	339	98,976	342
Jacobina	30,978	473	27,593	446	18,519	772
Gualcamayo (iii)	39,523	316	n/a	n/a	n/a	n/a
Minera Florida (ii)	25,411	353	22,966	414	17,345	347
Fazenda Brasileiro	20,464	486	18,404	397	23,344	492
Total production from continuing operations excluding Alumbrera	259,359	349	201,533	352	194,060	406
Alumbrera (12.5% interest)	9,832	381	15,629	496	11,461	595
Total production from continuing operations	269,191	350	217,162	362	205,521	417

(i)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.
(ii)

Third quarter gold production: El Peñón - 58,357 ounces; Minera Florida - 22,190 ounces, and silver production: El Peñón - 2.7 million ounces; Minera Florida - 0.2 million ounces. Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(iii)	The Company commissioned Gualcamayo on July 1, 2009 and São Vicente on September 1, 2009.

For the nine months ended September 30, 2009

During the first nine months of 2009, the Company’s continuing operations produced 691,391 GEO, a nine percent increase compared with 598,996 GEO in the same period of last year. Total production of 875,763 GEO resulted in an increase of 20% over the total production of 728,124 GEO during the same period of 2008.

Total production included  106,724 ounces of gold from the discontinued operations during the first nine months of 2009.

Production of copper of 106.9 million pounds and copper concentrate of 184,950 tonnes from Chapada for the nine months was 4% higher than the production in the same period of 2008. Including the attributed production from Alumbrera, total production of copper was 135.6 million pounds and copper concentrate 235,107 tonnes, compared with 130.2  million pounds of copper and 228,830 tonnes of copper concentrate in the nine months ended September 30, 2008.

Average co-product cash costs for the nine month period ended September 30, 2009 were $353 per GEO from continuing operations compared with $347 per GEO, and average co-product cash costs from continuing production excluding Alumbrera were $350 per GEO compared with $339 per GEO for the same period in 2008.  By-product cash costs for the nine month period were $195 per GEO excluding Alumbrera.

Co-product cash costs per pound of copper were $0.97 per pound for the period from Chapada, compared with $1.06 per pound for the period ended September 30, 2008. The decrease in co-product cash costs resulted from lower costs incurred and a favourable average exchange rate of the United States Dollar versus the Brazilian Real. Co-product cash costs for the nine-month period including the Company’s interest in Alumbrera were $1.10 per pound, compared with $1.27 per pound for the comparative 2008 period.

Total production of GEO during the nine months is summarized as follows:

	September 30, 2009	September 30, 2008
For the nine months ended	Gold Equivalent Ounce (GEO)	Gold Equivalent Ounce (GEO)
Production from:
Continuing operations excluding Alumbrera	650,185	598,996
Discontinued operations	139,542	86,991
Alumbrera (12.5% interest)	41,206	42,137
Commissioning	44,830	—
Total production	875,763	728,124

The following table summarizes the production by mine for the nine months of 2009 with comparatives:

	September 30, 2009		September 30, 2008
For the nine months ended	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)	Gold Equivalent Ounce (GEO)	Co-product Cash Costs per GEO ($) (i)
Chapada	114,035	269	114,774	351
El Peñón (ii)	284,421	341	309,999	300
Jacobina	85,649	441	49,801	334
Gualcamayo (iii)	39,523	316	—	—
Minera Florida (ii)	67,679	375	48,251	375
Fazenda Brasileiro	58,878	416	71,949	445
Rossi (40% interest)	—	—	4,222	661
Total production from continuing operations excluding Alumbrera	650,185	350	598,996	339
Alumbrera (12.5% interest)	41,206	400	42,137	471
Total production from continuing operations	691,391	353	641,133	347

(i)	A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.
(ii)

2009 nine-month gold production: El Peñón - 153,648 ounces; Minera Florida - 59,059 ounces, and silver production: El Peñón - 7.2 million ounces; Minera Florida - 0.5 million ounces. Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average long-term historical gold to silver ratio (55:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(iii)	The Company commissioned Gualcamayo on July 1, 2009 and São Vicente on September 1, 2009.

CHAPADA

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Production
Concentrate (tonnes)	62,783	61,737	184,950	178,573
Gold contained in concentrate production (ounces)	34,929	35,876	114,035	114,774
Copper contained in concentrate (millions of pounds)	36.3	34.9	106.9	102.60
Co-product cash costs per oz of gold produced (i)	$271	$367	$269	$351.00
Co-product cash costs per lb of copper produced (i)	$1.07	$1.19	$0.97	$1.06
Ore mined (tonnes)	3,836,492	4,209,066	12,541,655	10,711,628
Ore processed (tonnes)	4,043,103	3,774,842	12,697,576	10,614,265
Gold ore grade (g/t)	0.40	0.44	0.40	0.47
Copper ore grade (%)	0.47	0.47	0.43	0.49
Concentrate grade - gold (g/t)	17.5	18.13	19.3	20.12
Concentrate grade - copper (%)	26.3%	25.7	26.2%	26.1
Gold recovery rate (%)	67.3%	67.4	69.6%	72.0
Copper recovery rate (%)	87.1%	89.1	88.1%	89.6

Sales
Concentrate (tonnes)	65,693	57,344	198,195	178,319
Payable gold contained in concentrate (ounces) (ii)	43,412	31,366	94,484	124,928
Payable copper contained in concentrate (ii) (millions of pounds)	36.0	33.4	102.5	101.80

Depletion, depreciation and amortization per gold ounce sold	$38	$47	$53	$47.11

Depletion, depreciation and amortization per copper pound sold	$0.11	$0.10	$0.09	$0.13

(i)                A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)            Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of  34,929 ounces of gold contained in concentrate in the quarter, compared with 35,876 ounces of gold in concentrate, in the third quarter of 2008. Production of copper at Chapada was 36.3 million pounds in the third quarter. This compared with 34.9 million pounds of copper contained in concentrate during the comparable period in 2008.

The effect of lower tonnage of ore mined by 9% compared with the same quarter of 2008 was offset by a 7% increase in tonnage of ore processed. The original design of the Chapada mine was for a throughput annual rate of 16 million tonnes and in the third quarter, the plant operated at that rate.

The expansion to 20 million tonnes per year was completed in the third quarter which will increase ore processing beginning in the fourth quarter. The Company is evaluating optimization of throughput to 22 million tonnes per year which would require minimal capital investment. Other initiatives are currently underway at Chapada, which include preparation for the rainy season, start-up of a new mine fleet in the fourth quarter and study for an in-pit crusher, to ensure sustainment of operational efficiency.  The Company is also testing a separate flotation circuit to improve gold and copper recoveries.

Total production at Chapada for 2009 is expected to be between 150,000 to 165,000 ounces of gold, 145 to 150 million pounds of copper and approximately 250,000 tonnes of concentrate.

Co-product cash costs for the quarter were $271 per gold ounce and $1.07 per pound of copper which compare favourably to $367 per gold ounce and $1.19 per pound of copper for the same quarter of 2008. Over the past year, copper contained in concentrate has remained constant at 35-36 million pounds per quarter and the operation achieved a 10% reduction in co-product copper cash costs on a quarter-to-quarter basis and a 13% reduction on a year-to-year basis. A more favourable exchange rate for the United States Dollar versus the Brazilian Real and higher production also contributed to lower cash cost per gold ounce and per pound of copper.

Associated overseas transportation costs were approximately $2.5 million compared with $8.8 million and $3.0 million for third quarter of 2008 and second quarter of 2009, respectively.  Overseas transportation costs declined compared to 2008 due to a reduction in freight rates.

Total revenue for the quarter net of sales taxes and treatment and refining costs was $141.1 million. Revenue includes negative mark-to-market adjustments of $2.5 million. Final and provisional pricing-quantity settlements in the quarter were $21.3 million ($12.2 million — metal price adjustment, $9.1 million — metal quantity adjustment), representing an increase in revenue from increasing copper prices during the quarter compared to the second quarter of 2009.

EL PEÑÓN

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Production
Gold equivalent (ounces)	108,054	98,976	284,421	310,000
Gold production (ounces)	58,357	54,689	153,647	170,003
Silver production (ounces)	2,733,338	2,435,802	7,192,582	7,501,643
Cash costs per gold equivalent ounce produced (i)	$324	$342	$341	$300
Ore mined (tonnes)	336,822	255,383	965,024	804,350
Ore processed (tonnes)	322,223	282,498	940,964	827,195
Gold ore grade (g/t)	6.17	6.50	5.54	7.00
Silver ore grade (g/t)	300.7	296.3	272.0	319.1
Gold recovery rate (%)	92.5	91.4	91.5	92.3
Silver recovery rate (%)	88.3	87.3	87.6	89.5

Sales
Gold sales (ounces)	57,195	50,983	156,814	166,184
Silver sales (ounces)	2,724,959	2,232,115	7,329,542	7,220,117

Depletion, depreciation and amortization per gold equivalent ounce sold	$284	$266	$277	$278

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

El Peñón produced  108,054 GEO during the third quarter, compared with  98,976 GEO and 92,016 GEO produced in the third quarter of 2008 and the second quarter of 2009, respectively. Due to the nature of the orebody at El Peñón, the grade is subject to short term variation. Gold ore grade in the third quarter increased 13% from the second quarter although below the grade in the third quarter of 2008 by 5%.

Silver ore grade in the third quarter increased 9% from the prior quarter and 1% from the grade in the third quarter of 2008.

Cash costs were $324 per GEO in the quarter ended September 30, 2009, compared with $342 per GEO in the third quarter in 2008 and $339 per GEO in the second quarter of 2009. This represents a decrease in costs from the second quarter of 4% and decrease in costs of 5% from the prior year period.  The average Chilean peso exchange rate compared to the United States Dollar for the third quarter strengthened 4% compared to the second quarter and weakened 8% compared to the prior year comparative quarter.

The Company has undertaken a plan to improve grade control and dilution, increase capacity and develop newer higher grade veins. Production in 2009 is expected to exceed 400,000 GEO.

The Company is accelerating development work on new veins and exploration efforts in the North Block.

The Company expects El Peñón to mine at a progressively higher rate with anticipation of grade and throughput improvements. Specific performance initiatives, related mainly to optimization of dilution control.  Application of different size of equipment to manage thickness variability of veins will be tested and accordingly implemented.

JACOBINA

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Production
Gold production (ounces)	30,978	18,519	85,649	49,801
Cash costs per ounce produced (i)(ii)	$473	$772	$441	$334
Ore mined (tonnes)	527,852	409,052	1,483,601	1,092,158
Ore processed (tonnes)	527,852	386,957	1,475,654	919,524
Gold Grade (g/t)	1.96	1.72	1.96	1.87
Gold Recovery rate (%)	93.1	86.9	92.0	90.40

Sales
Gold sales (ounces)	29,962	19,482	85,738	49,282

Depletion, depreciation and amortization per gold ounce sold	$313	$252	$302	$260

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

(ii)      Jacobina co-product cash costs for the second quarter of 2008 included the insurance proceeds on the reimbursement of lost margins from a sill pillar failure that occurred in 2007.

Production at Jacobina was  30,978 ounces of gold in the third quarter, an increase of more than 60% of the production of 18,519 ounces of gold in the third quarter of 2008 and 12% higher than the second quarter of 2009. The increase in production from the second quarter of 2009 was mainly due to continuous improvement in mine planning, expansion and optimization of the processing plant and milling capacity, increased development work, increased number of working stopes and the benefits from additional infill drilling to improve the reliability of the mining plan. Higher tonnage processed of 7% contributed to higher production in the quarter compared with the second quarter of 2009.

The recovery rate at Jacobina for the third quarter was 93.1% compared to 86.9% for the third quarter of 2008. The Company continues to modify the leaching cycle in order to improve recoveries which have trended upwards since the start-up of higher throughput levels. Recovery rates are expected to reach 95% in the fourth quarter of the year as leach tank capacity reaches planned levels with the addition of two tanks in the second quarter.

Cash costs averaged $473 per ounce of gold for the third quarter compared with $772 per ounce of gold in the third quarter of 2008.

During the third quarter, the Company achieved a daily average throughput of approximately 5,700 tonnes per day, which is the planned average for 2009, during the third quarter. The Company remains on track to increase the mining rate from developed stopes and expects to produce approximately 115,000 to 120,000 ounces of gold in 2009 based on an average plant feed of 5,700 tonnes per day going forward. At Jacobina, the Company continues to accelerate development in high grade areas and focus on exploration in nearby high grade potential targets.

GUALCAMAYO

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Production
Gold production (ounces)	39,523	—	39,523	—
Cash costs per ounce produced (i)	$316	$—	$316	$—

Ore mined (tonnes)	1,480,514	—	1,480,514	—
Ore processed (tonnes)	1,532,045	—	1,532,045	—
Gold Grade (g/t)	1.25	—	1.25	—
Gold Recovery rate (%)	63.3	—	63.3	—

Sales
Gold sales (ounces)	31,861	—	31,861	—

Depletion, depreciation and amortization per gold ounce sold	$271	$—	$271	$—

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

During the first quarter of its commercial production, Gualcamayo produced  39,523 ounces of gold. Gualcamayo added 84,353 ounces to the Company’s gold production for the year, including amounts prior to commissioning on July 1, 2009. Total production for 2009 is expected to reach 120,000 ounces of gold.

Cash costs were $316 per ounce of gold for the quarter, better than the initial guidance of below $450 per ounce and more recent guidance of $350 per ounce.

The recovery rate for the quarter was 63.3% however recoveries progressively improved through the quarter reaching 76.2% in September.

The current production includes only ounces produced from the main Quebrada del Diablo (“QDD”) open pit operation, which is performing at planned levels in terms of grades although above planned levels in terms of production and recoveries. The Company plans to upgrade the current plant capacity by increasing the ADR plant flow rate and throughput to 1,500 tonnes per hour. A study on these initiatives is underway.

The Company continues to advance the plans to process AIM and its exploration efforts at QDD Lower West. An update to an earlier pre-feasibility study is in progress.

MINERA FLORIDA

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Production
Gold equivalent (ounces)	25,411	17,345	67,679	48,250
Gold production (ounces)	22,190	16,002	59,059	42,157
Silver production (ounces)	177,166	73,838	474,117	392,211

Cash costs per gold equivalent ounce produced (i)	$353	$347	$375	$375
Ore mined (tonnes)	180,556	117,052	533,754	331,027
Gold grade (g/t)	4.43	5.17	4.16	4.60
Silver ore grade (g/t)	42.32	28.91	40.35	42.33
Gold recovery rate (%)	82.7	85.0	82.5	84.7
Silver recovery rate (%)	69.5	69.1	68.7	70.9

Sales
Gold sales (ounces)	21,407	17,959	56,119	44,164
Silver sales (ounces)	74,142	118,596	287,127	409,729

Depletion, depreciation and amortization per gold equivalent ounce sold	$343	$123	$307	$174

(i)          A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’s Discussion and Analysis.

Minera Florida produced a total of  25,411 GEO in the third quarter compared with 17,345 GEO and 22,966 GEO, in the third quarter of 2008 and second quarter of 2009, respectively. The increase in production for the third quarter compared to the second quarter was 11%.  The significant increase quarter-over-quarter is due to the completion of the expansion project at Minera Florida. Production for the first nine months of 2009 is  67,679 GEO compared to 48,250 GEO for the same period in 2008. Production for the third quarter was consistent with budget expectations and is expected to increase progressively in the fourth quarter.

The production increase was a result of the expansion completed in the first quarter of 2009. The Company expects to produce approximately 100,000 GEO in 2009. Minera Florida has the potential to increase annual production toward a target of up to 120,000 GEO beginning in 2010 with a change in the mining method to accommodate the completed expansion and more effectively mine in narrower veins.

Cash costs for the third quarter were $353 per GEO compared with $347 per GEO in the same quarter in 2008 and $414 per GEO in the second quarter of 2009.

Depletion expense for the third quarter was $343 per GEO sold, compared with $123 per GEO in the same quarter of 2008 and $327 per GEO in the second quarter of 2009.

In addition, the mine produced 1,256 tonnes of zinc in the quarter and 3,765 tonnes of zinc in the nine-month period ended September 30, 2009. In the third quarter of 2008, production of zinc was 802 tonnes. Zinc is accounted for as a by-product.

The Company has advanced a new plan to process historical tailings at Minera Florida. Implementation of the project and ramp-up is estimated to be achieved within 24 months. The project would add another 40,000 GEO to current expected production at Minera Florida beginning in early 2012.

The Company’s exploration efforts at and around the mine have focused on the delineation of the newly discovered Centenario and Polvorin deposits containing higher grades than the current mine grades. Drilling will continue through the fourth quarter and a resource estimate for these new targets is expected to be completed in the fourth quarter of this year.

OTHER MINES

The following table presents key operating data for the other mining operations:

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
FAZENDA BRASILEIRO
Production
Gold production (ounces)	20,464	23,344	58,878	71,949
Cash costs per ounce produced (i)	$486	$492	$416	$445
Ore mined (tonnes)	292,438	280,810	873,451	848,370
Ore processed (tonnes)	302,931	279,611	882,965	850,675
Gold Grade (g/t)	2.27	2.80	2.26	2.82
Gold recovery rate (%)	92.3	92.9	91.5	93.3

Sales
Gold sales (ounces)	20,124	21,442	60,517	73,778

Depletion, depreciation and amortization per gold ounce sold	$157	$102	$143	$102
ALUMBRERA (12.5% interest)
Production
Concentrate (tonnes)	13,414	16,717	50,157	50,257
Gold production (ounces)	1,345	1,097	5,782	4,597
Gold production in concentrate (ounces)	8,488	10,363	35,424	37,539
Total gold produced	9,832	11,461	41,206	42,137
Copper contained in concentrate (millions of pounds)	7.55	9.50	28.63	27.60
Cash costs per ounce produced (i)	$(1,468)	$(11)	$(607)	$(734)
Co-product cash costs per ounce of gold produced (i)	$381	$595	$400	$485
Co-product cash costs per pound of copper produced (i)	$1.52	$1.80	$1.59	$2.05
Ore mined (tonnes)	767,273	1,320,182	2,477,210	2,389,852
Gold ore grade (g/t)	0.39	0.44	0.51	0.52
Copper ore grade (%)	0.38	0.46	0.45	0.46
Gold recovery rate (%)	68.7	72.0	71.7	74.0
Copper recovery rate (%)	79.3	82.6	81.5	79.60

Sales
Payable gold contained in concentrate (ounces)	9,845	10,461	35,423	36,010
Gold doré bar sales (ounces)	1,346	1,578	6,280	4,666
Total gold sales (ounces)	11,191	12,039	41,703	40,676
Payable copper contained in concentrate (millions of pounds)	8.1	8.9	27.8	25.8

(i)          A cautionary note regarding non-GAAP measures is in included Section 6 of this Management’s Discussion and Analysis.

Gold production from all other mines was 30,296 ounces of gold during the third quarter compared with 34,805 ounces during the same quarter in 2008.

Fazenda Brasileiro produced 20,464 ounces of gold in the quarter ended September 30, 2009. This compares to 23,344 ounces of gold during the same quarter in 2008. Production was lower due to a lower gold grade being realized. The grade is expected to increase from 2.27 g/t in the third quarter to 2.48 g/t in the fourth quarter.

The Company’s interest in Alumbrera is reported as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera of $8.1 million and $18.9 million for the three-month and nine-month periods ended September 30, 2009, respectively. During the quarter, the Company received $25.4 million of cash dividends from Alumbrera.

NON-CORE MINE DISPOSITIONS

On June 9, 2009, the Company entered into an agreement to sell three of the Company’s non-core operating mines for total consideration at the time of $240 million in a combination of cash, shares, secured promissory notes and deferred payments. Subsequent to the quarter end, consideration exceeded $265 million.  One of the mines is in Honduras and two are in Brazil.

The sale transaction is structured in two parts to accommodate jurisdiction-related regulatory requirements. The first disposition which relates to the sale of San Andrés closed on August 25, 2009. The second disposition which relates to the sale of São Francisco and São Vicente is expected to close in the first quarter of 2010.

The transaction is subject to customary closing conditions. The Company has not recorded a material gain or loss on closing of this transaction.

Readers are encouraged to read Note 7 in the interim consolidated financial statements for the period ended September 30, 2009 for selected financial information relating to the disposition.

Operating results for discontinued operations:

	For the three months ended		For the nine months ended
Operating Statistics	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

SAN ANDRÉS (i)
Production
Gold production (ounces)	11,413	11,308	43,089	32,624
Cash costs per ounce produced (ii)	$449	$642	$452	$641
Ore mined (tonnes)	639,160	602,368	2,323,957	2,104,430
Gold Grade (g/t)	0.82	0.79	0.88	0.65
Gold recovery rate (%)	68.3	75.1	65.6	77.0

Sales
Gold sales (ounces)	7,238	10,359	37,803	31,151

SÃO VICENTE
Production
Gold production (ounces)	12,989	—	32,593	—
Commercial Gold production (ounces)	4,703	—	4,703	—
Commissioning Gold production (ounces)	8,286	—	27,890	—
Cash costs per ounce produced (ii)	$776	$—	$776	$—
Ore mined (tonnes)	554,704	—	554,704	—
Gold Ore Grade (g/t)	0.40	—	0.40	—
Gold recovery rate (%)	62.4	—	62.4	—

Sales
Gold sales (ounces)	3,504	—	3,504	—

SÃO FRANCISCO
Production
Gold production (ounces)	21,114	18,577	63,860	54,367
Cash costs per ounce produced (ii)	$847	$750	$711	$662
Ore mined (tonnes)	1,609,277	2,027,622	4,642,846	5,828,660
Gold Ore Grade (g/t)	0.53	0.64	0.62	0.58
Gold recovery rate (%)	79.6	49.7	69.6	55.30

Sales
Gold sales (ounces)	22,825	20,060	62,624	58,373

(i)          Data reflects part of the periods of 2009 as the sale of San Andrés was closed on August 25, 2009.

(ii)      A cautionary note regarding non-GAAP measures is included in Section 6 of this Management’ Discussion and Analysis.

A total of 21,114 ounces of gold were produced from São Francisco during the third quarter, an increase of 14% from 18,577 ounces of gold in the quarter ended September 30, 2008. Production levels are expected to fluctuate due to the coarse gold contained in the ore. The sale of the São Francisco mine is expected to close in the first quarter of 2010.

Production at San Andrés attributable to the Company was 11,413 ounces of gold during the third quarter for part of the quarter. The sale of San Andrés was closed in late August.  The Company did not record a material gain or loss on the transaction.

São Vicente was commissioned on September 1, 2009. Total production from the mine was 12,989 ounces of gold, 8,286 ounces of which were commissioning production and 4,703 ounces were commercial production. The sale of the São Vicente is expected to close in the quarter of 2010.

Financial results from these mines are excluded from mine operating earnings and reflected under earnings from discontinued operations in the Statement of Operations.

6.             NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “cash costs per gold equivalent ounce”, “cash costs per pound of copper”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” and “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its financial statements, which are presented in accordance with Canadian GAAP. The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CO-PRODUCT CASH COSTS

The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio. Cash costs on a by-product basis are completed by deducting copper by-product revenues from the calculation of cash costs of production per GEO.

Per Gold Equivalent Ounce (“GEO”)

The following table provides a reconciliation of cost of sales per the financial statements and co-product cash costs per GEO:

	Three months ended
	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
GEO	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Cost of sales (i)	$131,357	$126,851	$488	$617

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(32,278)	(35,695)	(120)	(174)
Impact of equity interest in Alumbrera (12.5%)	3,745	6,817	14	33
Chapada gold contained in concentrate treatment and refining costs	1,452	1,138	5	6
Inventory movements and adjustments	(528)	(1,262)	(1)	(6)
Commercial selling costs	(9,599)	(12,215)	(36)	(59)

Total GEO co-product cash costs (iii)	$94,149	$85,634	$350	$417

	Nine months ended
	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
GEO	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Cost of sales (i)	$338,152	$310,899	$489	$485

Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(85,029)	(91,442)	(123)	(143)
Impact of equity interest in Alumbrera (12.5%)	16,504	19,861	24	31
Chapada gold contained in concentrate treatment and refining costs	4,601	4,287	7	7
Inventory movements and adjustments	(9,064)	615	(14)	1
Commercial selling costs	(21,033)	(20,996)	(30)	(33)

Total GEO co-product cash costs (iii)	$244,131	$223,224	$353	$348

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold. TCRC’s are defined as treatment and refining charges.

(iii)              Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

Per Pound of Copper

The following table provides a reconciliation of cost of sales per the financial statements and co-product cash costs per pound of copper:

	Three months ended
	In thousands of United States Dollars		United States Dollars per pound
Copper	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Cost of sales (i)	$131,357	$126,851	$2.99	$2.86

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(88,952)	(77,678)	(2.03)	(1.75)
Impact of equity interest in Alumbrera (12.5%)	11,474	17,100	0.27	0.39
Chapada copper contained in concentrate treatment and refining costs	6,772	5,664	0.15	0.13
Inventory movements and adjustments	(528)	(1,262)	(0.01)	(0.03)
Commercial selling costs	(9,599)	(12,215)	(0.22)	(0.28)

Total copper co-product cash costs (iii)	$50,524	$58,460	$1.15	$1.32

	Nine months ended
	In thousands of United States Dollars		United States Dollars per pound
Copper	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Cost of sales (i)	$338,152	$310,899	$2.49	$2.39

Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(223,026)	(199,076)	(1.65)	(1.53)
Impact of equity interest in Alumbrera (12.5%)	46,062	55,522	0.35	0.43
Chapada copper contained in concentrate treatment and refining costs	18,693	17,356	0.14	0.13
Inventory movements and adjustments	(9,064)	615	(0.07)	—
Commercial selling costs	(21,033)	(20,996)	(0.16)	(0.16)

Total copper co-product cash costs (iii)	$149,784	$164,320	$1.10	$1.26

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 70-75% copper and 30-25% gold. TCRC’s are defined as treatment and refining charges.

(iii)              Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

By-product Cash Costs Per Gold Equivalent Ounce (“GEO”)

The following table provides a reconciliation of cost of sales per the financial statements and by-product cash costs per GEO excluding Alumbrera:

	Three months ended
	In thousands of United States Dollars		United States Dollars per pound
GEO	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Cost of sales	$131,357	$126,851	$506	$654

Adjustments:
Chapada TCRC for gold and copper	8,224	6,802	32	35
Inventory movements and adjustments	(528)	(1,262)	(2)	(7)
Commercial selling costs	(9,599)	(12,215)	(37)	(63)
Chapada copper revenue including copper pricing adjustment	(109,057)	(108,289)	(420)	(558)

Total GEO by-product cash costs excluding Alumbrera	$20,397	$11,887	$79	$61

	Nine months ended
	In thousands of United States Dollars		United States Dollars per pound
GEO	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Cost of sales	$338,152	$310,899	$520	$519

Adjustments:
Chapada TCRC for gold and copper	23,294	21,643	35	36
Inventory movements and adjustments	(9,064)	615	(14)	1
Commercial selling costs	(21,033)	(20,996)	(32)	(35)
Chapada copper revenue including copper pricing adjustment	(204,707)	(367,690)	(314)	(614)

Total GEO by-product cash costs excluding Alumbrera	$126,642	$(55,529)	$195	$(93)

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) writedown of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings is provided in Section 4 “Overview of Financial Results”.

CASH FLOW FROM OPERATIONS BEFORE CHANGES IN NON-CASH WORKING CAPITAL

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

The following table provides a reconciliation of cash flow from operating activities of continuing operations before changes in non-cash working capital:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Cash flow from operating activities of continuing operations	$144,439	$56,654	$317,009	$157,645

Adjustments:
Net change in non-cash working capital (note 14(c))	23,491	43,665	23,574	218,754

Cash flow from operating activities of continuing operations before changes in non-cash working capital	$167,930	$100,319	$340,583	$376,399

GROSS MARGINS

The Company uses the financial measure “gross margins” to supplement its consolidated financial statements. The presentation of gross margins is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margins represent the amount of revenues in excess of cost of sales. It may be expressed in terms of percentage of revenues, both in total amount or on a per GEO basis.

The terms “gross margins” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margins provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization, accretion for asset retirement obligations and other common operating expenses, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

The following table provides a reconciliation of gross margins:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Revenues	$333,179	$221,620	$783,489	$861,531

Cost of sales excluding depreciation, depletion and amortization	(131,357)	(126,851)	(338,152)	(310,899)

Gross Margins	$201,822	$94,769	$445,337	$550,632

Gross Margins as % of Revenues	61%	43%	57%	64%
GEO Sold (excluding Alumbrera)	254,853	185,663	633,508	606,740
Gross Margins per GEO Sold	$792	$510	$703	$908

7.             LIQUIDITY AND CAPITAL RESOURCES

Factors that could impact on the Company’s liquidity are monitored regularly as part of the Company’s overall Capital Management strategy. Factors that are monitored include but are not limited to the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures.

(in thousands of United States Dollars)	As at September 30, 2009	As at December 31, 2008
Cash	$97,498	$167,765
Restricted cash	$13,859	$13,868
Working capital	$130,477	$147,444

(in thousands of United States Dollars)	September 30, 2009	September 30, 2008
Cash flows (for the three months ended)
Cash flow from operating activities of continuing operations	$144,439	$56,654
Cash flow from operating activities of continuing operations before changes in working capital items	$167,930	$100,319
Cash flow from financing activities of continuing operations	$(28,212)	$(53,897)
Cash flow to investing activities of continuing operations	$(152,161)	$(110,498)

(in thousands of United States Dollars)	September 30, 2009	September 30, 2008
Cash flows (for the nine months ended)
Cash flow from operating activities of continuing operations	$317,009	$156,645
Cash flow from operating activities of continuing operations before changes in working capital items	$340,583	$376,399
Cash flow from (to) financing activities of continuing operations	$(54,379)	$37,825
Cash flow to investing activities of continuing operations	$(379,385)	$(346,610)

Cash and cash equivalents as at September 30, 2009 were $97.5 million compared to $125.6 million as at September 30, 2008 and $167.8 million as at December 31, 2008. Cash on hand at the end of the quarter decreased from that of the end of 2008 mainly due to decrease of cash flow from financing activities, partly offset by increase of cash flow from operating activities on stronger sale volumes and gold prices. During the first three quarters in 2008, the Company received $130.9 million on issuance of common shares upon exercise of options and warrants.

Working capital, defined as current assets net of total current liabilities, was $130.5 million as at September 30, 2009, compared to $147.4 million as at December 31, 2008.

Gold sales are made at spot prices and receivables are settled within less than a month.

OPERATING CASH FLOW - CONTINUING OPERATIONS

Cash flows generated from continuing operations before changes in non-cash working capital items was $167.9 million and $340.6 million for the three-month and nine-month periods ended in September 30, 2009, respectively, compared to $100.3 million and $376.4 million for the same periods ended September 30, 2008.

Cash flow from continuing operations after taking into effect changes in working capital items for the quarter was $144.4 million and $317.0 million for the first three quarters of 2009. The 2008 comparatives are an inflow of $56.7 million and $157.6 million for the quarter and nine-month periods ended September 30, 2008.

FINANCING ACTIVITIES - CONTINUING OPERATIONS

Cash flows to financing activities for the quarter ended September 30, 2009 were outflow of -$28.2 million compared to outflows of $53.9 million mainly due to higher dividend payments in the comparative quarter of 2008.

Cash flows to financing activities for the nine-month period ended September 30, 2009 were outflow of $54.4 million compared with inflow of $37.8 million as a result of proceeds from the exercise of options and warrants of $37.8 million in the comparative period of 2008.

As at September 30, 2009 the Company has met all of the externally imposed capital requirements relating to its credit facilities.

INVESTING ACTIVITIES - CONTINUING OPERATIONS

Cash outflow to investing activities was $152.2 million (September 30, 2008 - $110.5 million) for the quarter of which approximately $41.7 million was invested in property, plant and equipment, $75.7 million in mineral properties and $27.3 million in construction. Capital expenditures on continuing operations were at about the same level as in the third quarter of 2008. Higher capital expenditures at Chapada, mainly due to plant expansion activities and the new mine fleet, was partially offset by lower capital expenditures at Gualcamayo, as construction and commissioning activities substantially ended in June 2009.

For the first nine months of 2009, cash outflow to investing activities was $379.4 million (September 30, 2008 - $346.6 million) of which approximately $359.9 million was invested in capital expenditures.

The following is a summary of capital expenditures by mine:

	For the three months ended		For the nine months ended
(in thousands of United States Dollars)	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Gualcamayo	$41,611	$34,727	$106,930	$125,426
Jacobina	14,527	21,789	40,990	65,535
El Peñón	29,689	23,366	66,273	52,622
Minera Florida	9,581	11,326	28,614	30,922
Chapada	36,455	5,636	83,095	18,755
Mercedes	3,781	4,766	11,939	16,080
Fazenda Brasileiro	3,650	1,998	9,163	3,587
Pilar	3,075	4,371	7,921	9,501
Other	2,285	8,927	5,016	23,582

Total capital expenditures on continuing operations (i)	$144,654	$116,906	$359,941	$346,010

(i) Includes construction, fixed assets, exploration, feasibility and capitalized interest costs as applicable.

8.             CAPITALIZATION

Shareholders’ equity as at September 30, 2009 was $6.7 billion compared to $6.5 billion as at December 31, 2008.

The following table sets out the common shares, warrants and options outstanding as at September 30, 2009:

(in thousands of United States Dollars)	Actual outstanding as at September 30, 2009	Weighted average third quarter	Weighted average year-to-date (i)
Common shares	733,249	733,215	733,017
Warrants	14,530	8	15
Options	5,906	752	788

Total	753,685	733,975	733,820

(i)                                  The weighted average number of shares excludes anti-dilutive options and warrants.

Included in the total number of warrants outstanding is approximately 9.2 million warrants, which are publicly traded with an average weighted exercise price of Cdn$11.05.

SHARE CAPITAL

As at September 30, 2009, the Company had 733.2 million (December 31, 2008 — 732.8 million) common shares outstanding. The basic weighted average number of common shares outstanding was 733.0 million common shares for the quarter ended September 30, 2009 and 733.8 million common shares on a fully diluted basis.

The Company issued a total of 0.04 million common shares mainly in respect to the exercise of options and warrants during the quarter.

WARRANTS

As at September 30, 2009, the Company had a total of 14.5 million (December 31, 2008 — 14.5 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants are exercisable at an average weighted exercise price of Cdn$13.73 per share (December 31, 2008 — Cdn$13.73 per share). The weighted average remaining life of warrants outstanding is 0.79 years (December 31, 2008 — 1.54 years).

STOCK-BASED INCENTIVE PLANS

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted stock-based incentive plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares.

The following table summarizes the stock-based compensation and other stock-based payments for up to the third quarter of 2009:

	Nine months ended
	Stock Option Plan		Deferred Share Units (“DSU”)	Restricted Share Units (“RSU”)
	Number of Stock Options (000’s)	Weighted average Exercise Price (Cdn$)	Number of DSU (000’s)	Number of RSU (000’s)

Outstanding, beginning of period	5,065	$9.21	273	1,128
Granted	1,516	9.91	280	670
Exercised	(449)	9.36	—	—
Vested and converted to common shares	—	—	—	(266)
Expired and forfeited	(226)	9.98	—	(246)
Outstanding, end of period	5,906	$9.28	553	1,286
Exercisable, end of period	4,952	$9.16

9.             GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $23.0 million and $60.9 million for the three-month and nine-month periods ended September 30, 2009, respectively which compare to $18.2 million and $56.3 million for the three and nine-month periods in 2008, respectively. General and administrative expenses for the quarter include $2.4 million of stock-based compensation.

10.          FOREIGN EXCHANGE

The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD) and United States Dollars. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

During the third quarter of 2009, the Company recognized a foreign exchange gain from continuing operations of $15.1 million. This compares to a foreign exchange gain of $45.8 million for the comparative quarter ended September 30, 2008.  This gain is principally due to the exchange rate impact on the future income tax liabilities recorded for foreign subsidiaries as part of the purchase price allocation on acquisition.

For the nine-month period ended September 30, 2009, the Company recognized a foreign exchange gain of $87.8 million. This compares to a foreign exchange gain of $0.5 million for the comparative quarter ended September 30, 2008.  A strong United States Dollar for the first nine months of 2009 versus the currencies of the countries in which the Company operates contributed to the overall gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 14, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended
	September 30, 2009	September 30, 2008	Variance	December 31, 2008	Variance
Average Exchange Rate
USD - CAD	1.0999	1.0403	5.7%	1.2101	-9.1%
USD - BRL	1.8773	1.6636	12.8%	2.2908	-18.1%
USD - ARS	3.8406	3.0513	25.9%	3.3363	15.1%
USD - CLP	554.967	515.827	7.6%	644.4283	-13.9%

	Nine months ended
	September 30, 2009	September 30, 2008	Variance	December 31, 2008	Variance
Average Exchange Rate
USD - CAD	1.1700	1.0186	14.9%	1.0667	9.7%
USD - BRL	2.0964	1.6889	24.1%	1.8402	13.9%
USD - ARS	3.7090	3.1154	19.1%	3.1709	17.0%
USD - CLP	583.631	483.460	20.7%	523.9220	11.4%

	September 30, 2009	September 30, 2008	Variance	December 31, 2008	Variance
Closing Exchange Rate
USD - CAD	1.0861	1.0382	4.6%	1.2228	-11.2%
USD - BRL	1.7949	1.9001	-5.5%	2.3560	-23.8%
USD - ARS	3.8484	3.1254	23.1%	3.4571	11.3%
USD - CLP	555.303	550.586	0.9%	647.9950	-14.3%

11.          INVESTMENT INCOME (LOSS) AND INTEREST EXPENSE

Investment and other business income were $9.0 million and $22.2 million for the three-month and nine-month periods ended September 30, 2009 compared to $21.5 million and $15.0 million for the three-month and nine-month periods ended September 30, 2008, respectively.

Interest and financing expenses were $6.0 million and $14.9 million for the three-month and nine-month periods ended September 30, 2009 compared to $17.6 million and $45.4 million for the three-month and nine-month periods ended September 30, 2008, respectively. Lower interest and financing expenses were mainly due to lower borrowings and other financial fees relative to the comparative quarter.

12.          INVESTMENTS

LONG-TERM INVESTMENTS

Long-term investments include $7.0 million of Master Asset Vehicle II (“MAV II”) notes with a par value of $12.2 million and $3.0 million of Auction Rate Securities (“ARS”) with a par value of $30.1 million.

The increase in MAV II notes are from foreign exchange gains as these are denominated in Canadian Dollars.

The investments are recorded at their estimated fair value based on the most recently available information. At September 30, 2009, the Company’s estimates of realized values for long-term investments have not changed.

13.          INCOME TAXES

The Company recorded an income tax expense of $55.8 million for the quarter ($5.9 million for the third quarter of 2008).  The tax provision reflects a current tax expense of $15.5 million (recovery of $8.8 million for the third quarter of 2008) and a future tax expense of $40.3 million ($2.9 million for the third quarter of 2008). The income tax expense for the third quarter is 54.6% (54.2% for the third quarter of 2008); however, income tax expense on operations is 18.5% (10.6% for the third quarter of 2008). The unusually high tax rate of 54.6% in the third quarter is due to exchange rate movements, changes to certain tax estimates and the set up of valuation allowances in certain entities. The discrepancy in the tax rate is the result of items such as the mark-to-market on derivatives and foreign exchange.

The tax rate is summarized as follows:

(For the three months ended September 30, 2009)	Pre-Tax	Current Tax Expense	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	Combined Effective Tax Rate
Income from operations	$136,419	$18,664	$6,543	$25,207	18.5%
Other (loss) income	(34,236)	(3,195)	33,787	30,592	-89.4%
	$102,184	$15,469	$40,330	$55,799	54.6%

(For the nine months ended September 30, 2009)	Pre-Tax	Current Tax Expense	Future Tax Expense (Recovery)	Total Tax Expense	Combined Effective Tax Rate
Income from operations	$283,157	$44,241	$26,278	$70,519	24.9%
Other (loss) income	(49,565)	(1,371)	24,996	23,625	-47.7%
	$233,592	$42,870	$51,274	$94,144	40.3%

The tax provision for the quarter reflects accrued foreign exchange gains in Brazil on United States Dollar denominated inter-corporate debt which represents approximately 9.1% of the effective tax rate for the quarter (27.8% for the third quarter of 2008).  This is due to the decline in the United States Dollar against the Brazilian Real from a rate of 1.9516 at June 30, 2009 to 1.7781 at September 30, 2009.  The debt is eliminated on consolidation.

The income tax expense reported from period-to-period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of Company’s statutory rate to the actual provision is provided in Note 13 to the consolidated financial statements.

The majority of the future tax liabilities arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase.  Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.

The largest components of the future tax liabilities relate to:

(in thousands of United States Dollars)
Gualcamayo	$226,000
Agua Rica	$326,000
El Peñón	$243,000
Exploration Potential	$641,000

14.          DERIVATIVES

The Company recorded realized losses on the settlement of derivatives from continuing operations of $3.6 million in the third quarter of 2009 compared with $23.7 million of realized loss in the comparative quarter. Realized gains on the settlement of derivatives from continuing operations for the first nine months of 2009 were $27.8 million compared with $66.4 million of realized loss in the first nine months of 2008.

Additionally, the Company recorded unrealized losses on derivative contracts from continuing operations of $16.9 million and $97.0 million for the three-month and nine-month periods ended September 30, 2009 respectively. This compares to an unrealized gains of $140.4 million and $40.1 million for the comparative periods ended September 30, 2008.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from Chapada. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with greater certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. In accordance with derivative accounting rules changes, the fair value of the financial instruments are reflected in current earnings from period-to-period. This accounting results in fluctuations in net earnings from period-to-period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at September 30, 2009 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The following summarizes the details of the copper hedging program outstanding as at September 30, 2009:

Year of Settlement	Contract Type	Pounds Outstanding (in millions)	Weighted Average Contract Price ($/lb)	Weighted Average Forward Price as at June 30, 2009 ($/lb)	Fair Value of Copper Derivatives Asset (in thousands)

2009	Forward sales	24.1	$2.5154	$2.7946	$(6,724)
2010	Forward sales	1.4	$3.0060	$2.7941	$287

		25.5			$(6,437)

The Company recorded a mark-to-market loss of $19.1 million and $97.9 million for the three-month and nine-month periods ended September 30, 2009.  The Company has a total of 25.5 million pounds under open forward contracts as at September 30, 2009.

CURRENCY HEDGING

As at September 30, 2009, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 243.2 million Reais at an average exchange rate of 2.5394 Real to the United States Dollar.

The notional amounts of these forward contracts have been designated against forecast Real denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. A total of 51.8 million Reais are hedged for 2009 and approximately 191.4 million for 2010 and 2011.

Forward contracts of entities sold or held-for-sale during the year where re-designated and these did not result in a significant loss being reclassified to earnings. The currency hedge has been accounted for as a cash flow hedge with the effective portion of $10.6 million for the nine-month period ended September 30, 2009 debited to other comprehensive income and the ineffective portion of $6.2 million debited to earnings.

The following table summarizes the details of the currency hedging program as at September 30, 2009:

(Notional amounts in thousands; exchange rates in Brazilian Reais to one United States Dollar)

	Jacobina		Fazenda Brasileiro		Chapada		Total
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at Sept. 30, 2009

2009	16,425	2.3264	10,260	2.3900	25,095	2.2346	51,780	2.2928	1.7949
2010	53,266	2.4395	34,200	2.3900	83,907	2.0925	171,373	2.2477	1.7949
2011	—	—	—	—	20,000	1.9650	20,000	1.9650	1.7949

	69,691	2.4119	44,460	2.3900	129,001	2.0974	243,152	2.2307	1.7949

INTEREST RATE HEDGING

The Company has interest rate swap agreements with a notional amount of $423.7 million as at September 30, 2009, to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 3.3% plus a margin of 1.5% to 3% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. The current margin is 2%. Of the amount hedged, the Company has settled $21.1 million of the notional amount in the third quarter.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $9.0 million loss for the period ended September 30, 2009 recorded in other comprehensive income.

15.          CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the Management’s Discussion and Analysis, the Company is contractually committed to the following as at September 30, 2009:

(in ‘000s)	2009	2010	2011	2012	2013	Thereafter	Total
Mine operating/construction and service contracts and other	$78,634	$134,897	$90,220	$38,478	$24,186	$25,796	$392,211
Long-term debt principal repayments (i)	21,052	115,211	84,211	313,156	—	—	533,630

	$99,686	$250,108	$174,431	$351,634	$24,186	$25,796	$925,841

(i) Excludes interest expense

16.          CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

There has been no material change to contingencies since the end of 2008. Readers are encouraged to read the contingencies more particularly described in the Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.

17.          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements.

18.          GOLD AND COPPER MARKETS

For the quarter ended September 30, 2009, spot gold prices averaged $961 per ounce. This represents an increase of approximately 10% from the same quarter in the comparative year of 2008 and an increase of 4% from the quarter ended June 30, 2009.

The Company’s revenue and profitability are highly dependent on spot gold prices as its principal product is sold at spot prices in world markets. Gold prices continue to be supported by positive market fundamentals. Decreasing mine supply, steady investment demand, and strong physical demand for small bars and coins have more than offset reduced jewelry demand due to the high gold price. As well, gold’s appeal as a hedge against inflation and the United States dollar has continued to underpin historically high prices. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term, although, with a high degree of market volatility.

For the quarter ended September 30, 2009, spot copper prices averaged $2.65 per pound. This represents a decrease of 24% compared with the same quarter of 2008 and an increase of 25% from the quarter ended June 30, 2009.

Copper prices have rebounded strongly since their collapse in late 2008 due to inventory restocking and purchases for strategic stockpiles by Chinese buyers. Also, although copper demand still remains weak due to the global recession, a tight supply demand balance for copper markets and prospects for a return of economic growth during late 2009 and into 2010 are supporting higher prices. The Company expects that copper prices will remain well above long term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards.

19.          EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. It is the Company’s objective to sustain at 1.7 million ounces of production with new projects and by replacing ounces at its current operations. Specifically, the Company plans to:

•                  replace mineral reserves and resources at its operations year over year;

•                  transition projects quickly from exploration to development;

•                  identify and acquire the best exploration properties in the Americas; and

•                  develop a pool of talented geoscientists.

The following is a summary of the exploration and development expenditures:

	Three months ended		Nine months ended
(in millions of United States Dollars)	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Exploration capitalized	$10.8	$18.6	$26.0	$49.6
Exploration expensed	7.0	6.0	14.0	13.7

Total Exploration	$17.8	$24.6	$40.0	$63.3

For the remainder of 2009, the exploration program will continue to focus on high margin, high quality ounces at or near its mines. The Company will evaluate any additional increases in its exploration budget depending on further successes.

The following summary highlights key updates from the exploration and development program at the Company since the second quarter.

AGUA RICA, ARGENTINA

The Company continues to focus on increasing the value of its Agua Rica project in the province of Catamarca in Argentina. Agua Rica is a large scale porphyry deposit with defined copper, gold, silver and molybdenum content. Previous molybdenum recovery tests suggest that the Agua Rica deposit also contains significant amounts of rhenium.

Based on a 2006 feasibility study update, Agua Rica is expected to produce approximately 33 million tonnes of ore per year, resulting in average annual production of approximately 365 million pounds of copper, 135,000 ounces of gold and 15 million pounds of molybdenum.

The Company is now working on a number of optimization initiatives that could have a material positive impact on the project. The Company is also continuing to update other components of the feasibility study delivered in October 2006. The Company believes an updated feasibility study should be able to show added value and operational efficiencies, making this viable project even more robust.

The Company continues to advance the permitting process for Agua Rica as well. The main environmental license was obtained early in 2009. The Company is now beginning the compliance process for the conditions of the license and obtaining sectoral permits which are expected within 18 months.

The Company has also begun a process for evaluating potential strategic partners for the development of Agua Rica. The Company has previously indicated that its strategic plan for the development of Agua Rica would be in participation with one or more industry, strategic and financial partners. The Company’s primary objective is to benefit from the significant gold in the deposit at Agua Rica in addition to deriving further value from the other metals in the deposit.

MERCEDES, MEXICO

The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona. The deposit at Mercedes consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system.

Following the Company’s decision for the development and construction of the Mercedes gold-silver project based on positive project economics, recent drilling results further demonstrate the potential for mineral resource expansion well beyond the current mineral resources.

Drilling continued at Mercedes, focusing primarily on the central and northern portions of the Las Barrancas Trend, the Northwest Extension at Mercedes, and the Lupita vein zone. Drilling year to date totals 28,201 metres in 79 core holes with findings of high-grade gold mineralization in certain zones (up to 16.0 g/t gold equivalent over a true width of 5.0 metres).

LAS BARRANCAS

Drilling on the Barrancas Central and North targets continues to intersect multiple epithermal quartz-carbonate vein and stock work zones ranging from 1.0 to 23.0 metres in true width, in an area covered by 70-120 metres of post-mineral volcano-sedimentary rocks.  Gold values in excess of 2.0 g/t gold equivalent (the current cut-off grade) have been intersected along most of a 900 metre strike length, covering a maximum vertical range of 180 metres (910 to 1,090 metre elevations). Drilling continues to intersect certain zones of high-grade gold mineralization (up to 16.0 g/t gold equivalent over a true width of 5.0 metres).

Drill results at Barrancas are encouraging as assays have confirmed the presence of additional high-grade gold mineralization around the drill holes reported in June 2009. Additional drilling to define ore shoots will be undertaken to confirm continuity of the high grade mineralization. A 3-D model of geology and mineralization is expected to be completed by year-end.

LUPITA

Initial 2009 drilling at Lupita confirmed the presence of over 2.0 g/t gold equivalent gold mineralization along portions of a 600 metre strike length of the Lupita vein zone, located at the contact between the upper host andesite and lower lithic tuff.  Gold mineralization extends as much as 360 metres down-dip of surface outcrops and is open at depth.

Drilling at Lupita has significantly expanded the potential within the vein zone, by demonstrating the presence of locally high-grade gold at greater depths within the vein zone.  The drilling program is being expanded to in-fill and step-out around current drill holes on 60 metre centres.  The Lupita vein will be the primary focus of drilling for the balance of September and into October of this year.

While additional drilling and other exploration efforts are ongoing, these results continue to demonstrate the potential for mineral resource expansion at Mercedes well beyond the current mineral resources. The Company target remains a mine life in excess of ten years and these results support this goal.

The average annual gold production at Mercedes is estimated at approximately 120,000 GEO ounces.

The Company expects to receive permitting in mid-2010 with production targeted to begin in late-2012.

SALAMANCA, ARGENTINA

The Salamanca area is located approximately 10 kilometres north of the Gualcamayo mine and is within the Gualcamayo mine area.

The Company is currently conducting a 2,000 metre diamond drillhole program at Salamanca which is designed to further evaluate previously identified sediment-hosted gold mineralization. The previous program completed 14 holes and 2,100 metres of drilling. The current drill program is designed to test for strike length extensions and to investigate the potential for structural repetitions of the mineralized areas down dip and to the west. The current drill holes are located within the known mineralized strike length and confirm or increase the thickness, strike length and grade of the mineralized zone.

Results to date compare favourably to results from the three known mineral deposits at Gualcamayo, which have resource grades of 1.08 g/t gold at Quebrada del Diablo (QDD), and 2.6 g/t gold at both QDD Lower West and Amelia Ines and Magdalena(AIM). The sediment hosted mineralization at Salamanca is consistent with the other known mineral deposits at Gualcamayo.

The drilling results support the Company’s view that Salamanca represents an important source of further gold ounces for Gualcamayo. These results will be used to support a mineral resource estimate in the first half of 2010.

20.          RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, copper, silver and zinc) and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in Note 17 “Financial Instruments” to the consolidated financial statement for the first quarter of 2009, the

Company’s Annual Information Form, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008, which have been filed with the securities regulatory authority in all provinces of Canada and with the United States Securities and Exchange Commission. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

21.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2008. Readers are encouraged to read the critical accounting policies and estimates more particularly described in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2008.

22. INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company continues to monitor the deliberations and progress on plans to converge to International Financial Reporting Standards (“IFRS”) by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries, where the Company has operating and other interests.

Differences between Canadian GAAP and IFRS will impact the Company’s accounting activities at varying degrees some of which are dependent on policy-choice decisions. The Company’s main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.

Demand for significant effort is expected to be in the following areas:

•                  IFRS 1 - First-time adoption of IFRS

The general principle in first time adoption of IFRS is retrospective application as though IFRS had always been used however, IFRS 1 provides some relief to an entity adopting IFRS for the first time and it requires certain disclosures and reconciliations on adoption containing four mandatory exemptions and 15 elective exemptions covering some of the area below.

•                  IAS 12 - Income taxes

The Company expects differences to include items in the areas of intercompany transactions, and business combinations. Additionally, IAS 12 poses a particular challenge as in late March the International Accounting Standards Board issued an exposure draft proposing amendments to IAS 12 that aims to converge IFRS and American income tax accounting standards to be effective shortly after the transition date.

•                  IAS 16 - Property, plant and equipment (PPE)

Key differences with respect to PPE include component accounting which must be more rigorously applied to physical and non-physical components, the mandatory capitalization of interest costs and requirements for annual review of estimates of useful life, residual value and depreciation method. Additionally, the Company has a choice on the valuation method between revaluation to fair value or historical cost accounting.

•                  IAS 36 - Impairment of assets

Some of the key differences under assessment include the measurement of impairment as it exists if the book value exceeds the recoverable amount which measured as the difference in these amounts (one step test). IAS 36 also allows the reversal of impairments for long-lived assets if conditions that gave rise to those impairments no longer exist.

•                  IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

Differences that are being assessed include the recognition of provisions which introduces the concept of recognition of legal and constructive obligations when probable (‘more likely than not’ or greater than 50%) and the requirements for discounting when material.

A project steering committee was established at the inception of the project and is providing the overall guidance to the conversion project. The audit committee of the Company is kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments. During the first nine months of 2009, the Company completed a detailed work plan for the design and implementation phases of the project. The project is progressing according to plan, is on budget and there has been no significant change to the plan. Key milestones are achieved with auditor involvement every step of the way.

Some of the key activities that have commenced and will continue in the remaining months of 2009 and in early 2010 include the review and approval of accounting topic papers, quantification of opening balance sheet adjustments, analysis of considerations of IFRS 1 elections and other policy choices, training and communication programs, internal control risk assessment process and consultation with the operating units. In addition, the IFRS project team will continue to liaise with IT system teams to ensure congruence with other IT project developments.

Continuous monitoring of current IFRS developments is also an imperative consideration in the design and implementation phase as multiple changes are expected to come into effect as the Company transitions to IFRS.

23. CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Code of Business Conduct and Ethics, our Timely Disclosure and Confidentiality Policy, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes.  The Company’s internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the quarter ended September 30, 2009, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2009 and September 30, 2008 and results of operations for the period ended September 30, 2009, and September 30, 2008.

This Management’s Discussion and Analysis has been prepared as of November 3, 2009. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto as at and for the period ended September 30, 2009 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2008 and the most recent Annual Information Form for the year ended December 31, 2008 on file with the Securities Commissions of all of the provinces in Canada and the 2008 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, the Company’s expectations in connection with the projects and exploration programs discussed herein being met,  the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, Chilean Peso, and the Argentinean peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction,  production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented herein and in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.